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                          February 23, 2022

       Iain Humphries
       Chief Financial Officer and Secretary
       Concrete Pumping Holdings, Inc.
       500 E. 84th Ave. Suite A-5
       Thornton, Colorado 80229

                                                        Re: Concrete Pumping
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 15,
2022
                                                            File No. 333-262755

       Dear Mr. Humphries:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Shih-Kuei Chen at 202-551-7664 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Elliott Smith, Esq.